

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

03 MAY 22 AM 7:21

20 May 2003



03022160

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
20 May 2003 ASX Announcement & Media Release

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

20 May 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

GULF COAST OF USA

RAINOSEK FIELD, LAVACCA COUNTY, TEXAS (FAR 20%)

The 5800 Wilcox interval in the Evans-1 well bore has been perforated and after swabbing has tested gas cut water and traces of oil. The zone is being further evaluated however these preliminary results suggest the zone may not be commercial and work has been suspended pending the outcome of fluid tests and evaluation of this interval within the field.

Equipment is now being moved onto the Rainosek-1 location to enable production from the 9800 Midcox interval which earlier tested productive for oil and gas. Plans include the laying of a gas line to tie into the Rainosek-3 producing well.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes the Rainosek-1, Rainosek-3 and Evans-1 wells and associated production equipment including tanks and pipelines.

FAR's working interest is 20 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR.

CLEAR BRANCH FIELD, JACKSON PARISH, NORTH LOUISIANA (FAR 9.375%)

FAR has been advised the expected spud date for the Terry Ewing No 2 well is now the first week of June 2003. Hilcorp Energy Company, of Houston, Texas has assumed operatorship of the Clear Branch Field from Rio Bravo.

The No 2 well is a follow up to the Terry Ewing No 1 well which suffered formation damage while drilling and is currently producing approximately 200 thousand cubic feet of gas per day and holds the 640 acre lease around the well bore. FAR has a 9.375 percent interest in the No 1 well, associated production equipment and proposed No 2 well.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au